SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: September 10, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On September 09, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that it has completed the modernization of its trunk lines from Moscow to Khabarovsk and from Moscow to Novorossiysk. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2004	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the completion of modernization of the trunk lines.

Exhibit 99

PRESS RELEASE

ROSTELECOM HAS COMPLETED THE MODERNIZATION OF ITS MOSCOW- KHABAROVSK
AND MOSCOW-NOVOROSSIYSK TRUNK LINES

Moscow - September 09, 2004 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance operator, today announced that it has completed the modernization of its trunk lines from Moscow to Khabarovsk and from Moscow to Novorossiysk.

As a result the Company has expanded the throughput capacity of its trunk network by four, let alone the modernization of the trunk lines for domestic and international traffic transit will lead to a significant increase in the quality of long-distance telecommunications. As a whole the modernized lines are 15,300 kilometers in length.

Rostelecom has already extended its network westward with existing points of presence in London, Stockholm and Frankfurt, so the modernization and expansion of capacity of its trunk network to Asian countries (in July 2004 the Company signed an agreement with China Telecom on construction of a cable system between China and Russia) are those factors which create conditions for considerable Europe-Asia traffic transmission through Rostelecom's network offering the shortest and most reliable land transcontinental route.

Rostelecom's CEO Dmitry Yerokhin commented: "Modernization of the trunk lines will enable the Company to provide high-quality telecom connections between western and eastern regions of Russia, to ensure domestic and international long-distance traffic growth as well as the dynamic development of the Internet network. In addition, as the network modernization resulted in capacity expansion, Rostelecom can offer high-speed Europe-Asia traffic transit. We are sure that the geographical and technological advantages of our network give the Company an opportunity to become a strong player in the Europe-Asia transit market."

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
          +7 095 973 9973
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru